Exhibit XXI

Press Release
2014-036-EN

23 February 2015

European Investment Bank achieved lending targets ahead of schedule:  EUR 77 billion in 2014

The European Investment Bank (EIB) is delivering well ahead of schedule on commitments made to the EU Member States to mobilise EUR 180 billion of additional investment following a capital increase in 2013. “We will reach our goal of EUR 180 billion of additional investment across Europe during March 2015, around nine months earlier than anticipated”, said Werner Hoyer, President of the EIB, at a press conference in Brussels. In 2012 the EU Member States agreed to increase the EIB’s paid-in capital by EUR 10 billion, with the understanding that this would allow the EIB to increase its lending activity by 40 percent between 2012 and 2013 and maintain that level until 2015.

Last year the EIB signed loans amounting to EUR 77 billion to support investment across Europe and around the world. Loans to projects in EU Member States came to EUR 69 billion, representing 90 percent of the total. In addition, EUR 3.3 billion of commitments by the European Investment Fund (EIF), which belongs to the EIB Group, leveraged EUR 14 billion of capital to enhance access to finance for small and medium-sized enterprises (SMEs) and midcaps.

“The EIB Group is continuing to step up its response to the crisis. In 2014 our reinforced engagement made a real difference to people’s lives in Europe and beyond. Our funding sustained millions of jobs and helped build transport and digital connections, water and electricity networks, schools, hospitals, and social housing. It has helped increase the generation of sustainable energy, and enabled small and medium-sized companies to invest and remain competitive. Financial support and technical expertise provided by the EU Bank has helped hundreds of projects including those that would have otherwise been delayed or never got off the ground,” said Werner Hoyer, EIB President.

The EIB Group continued to put strong emphasis on enhanced access to finance for SMEs and midcaps. President Hoyer: “In Europe, our SME support remained our largest policy contribution, amounting to EUR 25.5 billion. This is the highest amount ever for the EU Bank. Our SME lending helped create and preserve 3.9 million jobs globally by supporting 290 000 businesses.” Other key priorities were climate action (EUR 19.1 billion), strategic infrastructure (EUR 20.6 billion), and innovation and skills (EUR 14.7 billion).

The EIB Group continued improving and adapting its financial instruments as it has done in the past, launching new initiatives even better suited to addressing market gaps, attracting new client groups, and reflecting evolving policy priorities and Member States’ financing requirements. These products range from risk finance for research and development to midcap loans, from innovative climate funds to trade finance. An example is InnovFin, a scheme designed to provide tailored finance for innovative projects, including those involving higher risk.

In addition, the dedicated youth employment programme “Skills and Jobs – Investing for Youth” remained firmly at the top of EIB’s agenda. The EU Bank provided more than EUR 13 billion toward projects capable of generating jobs and improving skills for young people. President Hoyer: “I am very proud that we again exceeded our pledges. This demonstrates our strong commitment to complement Europe’s fight against youth unemployment.” The EU Bank had launched its youth employment programme in July 2013 with an initial lending commitment of EUR 6 billion per annum.

Within the EU, the largest volume of EIB lending for long-term investment was in Spain (EUR 11.9 billion), followed by Italy (EUR 10.9 billion), France (EUR 8.2 billion), Germany (EUR 7.7 billion), and the UK (EUR 7 billion). The EIB remained committed to countries worst hit by the crisis, providing new lending totalling EUR 1.6 billion in Greece, EUR 1.3 billion in Portugal, and EUR 932 million in Ireland.

Outside the EU, the EIB provided loans totalling: EUR 2.5 billion in the candidate and potential candidate countries of south-eastern Europe1 and the countries of the European Free Trade Association; EUR 1.7 billion in Mediterranean countries2; and almost EUR 1.4 billion in Asia and Latin America. It lent EUR 1.2 billion in countries in the EU’s Eastern Neighbourhood, including EUR 940 million in the Ukraine, demonstrating the EU Bank’s commitment to the country’s economy in the face of current challenges.

The financial strength of the Bank is reflected in its capital adequacy, which was stable at 26.0 percent at end 2014 compared to 26.1 percent3 the previous year. The asset quality of the Bank remained strong, with impaired loans at just around 0.2 percent of the portfolio, while liquidity, amounting to EUR 66 billion, continues to be maintained at prudent levels. Total assets at year-end 2014 stood at EUR 542 billion, while own funds increased to EUR 60.6 billion.

Looking ahead, the EIB Group will – in close partnership with the European Commission – support the new Investment Plan for Europe. At the heart of this initiative lies the European Fund for Strategic Investments (EFSI), which will be set up within the EIB. Its mission is to support and deliver viable projects which provide significant sustainable economic benefits, taking on higher risk where appropriate. President Hoyer: “With the new fund the EU Bank will be able to use its know-how and experience in order to stimulate additional investment, send a strong signal of confidence and improve the competitiveness of the European economy.”

The President added: “The initiative marks a very important paradigm shift in the use of limited public funds, away from grants and subsidies towards loans and guarantees in order to leverage private capital and multiply the effect of the initial funding.” EFSI will be initially endowed with a EUR 16 billion guarantee from the Commission and EUR 5 billion from the EIB’s own resources. EFSI aims to mobilise at least EUR 315 billion in private and public investment within the next three years.

Background information:

Financial figures are unaudited and provisional.

The European Investment Bank (EIB) is the long-term lending institution of the European Union owned by its Member States. It makes long-term finance available for sound investment in order to contribute towards EU policy goals.  The EIB is the largest multilateral lender and borrower in the world.

The EIB Group consists of the European Investment Bank (EIB) and the European Investment Fund (EIF).  The EIF’s central mission is to support Europe’s SMEs by helping them to access finance with the provision of venture and growth capital, guarantees and microfinance instruments.

Press contact:

Christof Roche, c.roche@eib.org, Tel.: +32 479 650588
Richard Willis, r.willis@eib.org, Tel.: +352 4379 82155, +352 621 555 758
Website: www.eib.org/press – EIB Press Office: +352 4379 21000 – press@eib.org

1 Albania, Bosnia and Herzogovina, Former Yugoslav Republic of Macedonia, Kosovo, Montenegro, Serbia, Turkey
2 Algeria, Egypt, Gaza/West Bank, Israel, Jordan, Lebanon, Morocco, and Tunisia
3 Basel III capital adequacy ratio; 28.7 percent under Basel II

Additional information disclosed on the occasion of the EIB press conference on 23 February 2015

Own funds amounted to EUR 60.6 billion at the end of 2014, while total subscribed capital reached EUR 243 billion, with a paid-in portion of EUR 21.7 billion.

Disbursements increased from EUR 54.0 billion in 2013 to EUR 64.3 billion in 2014.

Key indicators for 2014 activity

EUR million

Projects approved	89 710
- Inside the European Union	82 159
- Outside the European Union	7 551

Signatures	76 956
- Inside the European Union	69 081
- Outside the European Union	7 875

Disbursements	64 251
- Inside the European Union	59 395
- Outside the European Union	4 856

Resources raised (before swaps)	61 556
- Core currencies (EUR, USD, GBP)	54 194
- Other currencies	7 362

Note: End 2014 figures provided above are unaudited and provisional.